Tidal Trust I 485BPOS

Exhibit 99.(i)(xxxvii)

November 25, 2025

Tidal Trust I

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated September 27, 2021 regarding the sale of an unlimited number of shares of beneficial interest of the FolioBeyond Alternative Income and Interest Rate Hedge ETF, a series of Tidal Trust I (the “Trust”) and our opinion dated January 13, 2025 regarding the sale of an unlimited number of shares of beneficial interest of the FolioBeyond Enhanced Fixed Income Premium ETF, a series of the Trust. In giving this consent, however, we do not admit that we are experts within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.